Exhibit 99.11

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	25	10	2005

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	540	1,838	286
Nominal value of each share	25p	25p	25p
Amount (if any) paid or due on each share (including any share premium)	£5.62	£4.12	£6.57

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

coform	88(2) cont

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	25	10	2005

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	28
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£8.81

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Michael John Lewis	Ordinary	202

Address
60 Pavilion Way Eastcote Ruislip Middlesex
UK postcode HA4 9JW

Name	Class of shares allotted	Number allotted
Peter Mills	Ordinary	338

Address
39 Faygate Road Hampden Park Eastbourne Sussex
UK postcode BN22 9RR

Name	Class of shares allotted	Number allotted
Anne Marie Watt	Ordinary	196

Address
5 Primrose Close Killinghall Harrogate North Yorkshire
UK postcode HG3 2WQ

Name	Class of shares allotted	Number allotted
Peter Graham James	Ordinary	95

Address
17 Merchants Walk Baldock Hertfordshire
UK postcode SG7 6TJ

Please enter the number of continuation sheets (if any) attached to this form	1

Signed		Date

secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Carol Ann Acaster	Ordinary	1,238

Address
12 Ashfields Moss Side Leyland Lancashire
UK postcode PR26 7UW

Name	Class of shares allotted	Number allotted
Lisa Haigh	Ordinary	113

Address
4 Chapel Row Copt Hewick Ripon North Yorkshire
UK postcode HG4 5BZ

Name	Class of shares allotted	Number allotted
Ann Gunster	Ordinary	72

Address
22 Leabank Drive Off Grange Avenuen Bevere Worcester, Worcestershire
UK postcode WR3 7QZ

Name	Class of shares allotted	Number allotted
Karen Hussey	Ordinary	438

Address
50 Coombes Road London Colney St Albans Hertfordshire
UK postcode AL2 1ND

Please enter the number of continuation sheets (if any) attached to this form	1

Signed	/s/ M J White	Date 27/10/2005
M J White
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Group Company Secretary
Wolseley plc, Parkview 1220,
Arlington Business Park, Theale,
	RG7 4GA	Tel
	DX number	DX exchange

coform